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File No. 037946-0008

Donald C. Hunt, Esq.

Attorney-Advisor

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-6010

Re:	New Athletics, Inc.
Registration Statement on Form S-4 Filed June 24, 2005
File No. 333-126098 (the “Registration Statement”)

Response to the Staff’s Comment 15 to the Registration Statement and
Request for Exemptive Relief Pursuant to Rule 13e-4(h)(9) Under the
Securities Exchange Act of 1934, as amended (the “Exchange Act”)

Dear Mr. Hunt:

On behalf of New Athletics, Inc. (“New Athletics” or “Newco”) and in response to the letter from Russell Mancuso, Branch Chief, dated July 22, 2005 (the “Comment Letter”) and addressed to Mr. Jerauld J. Cutini, Chief Executive Officer of Newco, we are writing to respond to the Staff’s comment 15 contained in the Comment Letter, which reads as follows:

15.                               Tell us whether the solicitation of the consent of your option holders is subject to the proxy and tender offer rules.  If not, provide us a detailed legal analysis of why the rules are not applicable.  Please also tell us whether upon commencement of the offer, New Athletics will be an affiliate of Trikon for purposes of Rule 13e-4 and provide us with your analysis regarding that determination.

We are also requesting the Division of Corporation Finance, pursuant to Rule 13e-4(h)(9), to exempt Trikon’s consent solicitation, either unconditionally or on specified terms and conditions, from Rule 13e-4. (1)

(1)          Exchange Act Rule 13e-4(h)(9) provides that Rule 13e-4 shall not apply to “[a]ny other transaction or transactions, if the Commission, upon written request or upon its own motion, exempts such transaction or transactions, either unconditionally, or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of this rule.”

Background

As is typical in transactions similar to the merger transaction (the “Merger”) contemplated by the merger agreement by and among New Athletics, Trikon and Aviza (the “Merger Agreement”), Section 2.4.1 of the Merger Agreement provides that at the effective time of the Merger, each unexercised and unexpired option to purchase shares of Trikon common stock will be assumed by Newco and will thereafter become exercisable for a number of shares of Newco common stock and at an exercise price, each as appropriately adjusted to reflect the Trikon exchange ratio.

Acquiring companies almost never register the stock options they issue in these types of transactions because the agreements governing the acquired company’s stock options almost always expressly provide that the acquiring company may assume the acquired company’s stock options in the manner set forth above without the prior consent of the holders thereof.  Because the holders of the acquired company’s stock options are not being asked to make an investment decision in such a scenario, there is no “sale” of the acquiring company’s stock options and there is therefore no need for the acquiring company to register its stock options under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the transaction.

This scenario holds true for all of Trikon’s stock options except for those granted pursuant to one sub-plan under one of its employee stock option plans.  The terms of the Trikon (United Kingdom Companies) share option scheme, a sub-plan under Trikon’s 1991 Stock Option Plan used solely to grant Trikon stock options to Trikon employees who are residents of the United Kingdom (the “Trikon U.K. Option Scheme”), expressly require that each holder (each, a “Holder” and collectively, the “Holders”) of an option to purchase shares of Trikon common stock granted thereunder (each, a “Trikon U.K. Option Scheme Option” and collectively, the “Trikon U.K. Option Scheme Options”) affirmatively consent to a third party’s assumption of the Trikon U.K. Option Scheme Options in a transaction such as the Merger.  As disclosed in the Registration Statement, this is the only reason that Trikon is soliciting the consents of the Holders to Newco’s assumption of their Trikon U.K. Option Scheme Options.  Trikon is not seeking to purchase, cancel or retire the Trikon U.K. Option Scheme Options or otherwise diminish the rights of the Holders by virtue of its consent solicitation.  Rather, Trikon is soliciting the consents of the Holders solely because the terms of the Trikon U.K. Option Scheme require Trikon to do so in order for the Holders to be treated in the Merger in the same manner as Trikon’s employees who are residents of the United States.  If Trikon does not solicit the consents of the Holders, unlike all of the other options to purchase shares of Trikon common stock or Aviza common stock, the Holders’ Trikon U.K. Scheme Options will not be converted into options to purchase shares of Newco common stock in the Merger.  Instead, the Holders’ Trikon U.K. Option Scheme Options will remain options to purchase shares of Trikon common stock after the Merger.  Because Trikon will be a subsidiary of Newco and there will be no public market for shares of Trikon common stock after the Merger, these options will essentially be without value because the Holders will not be able to realize any liquidity for any shares of Trikon common stock acquired upon exercise of these options.  Trikon’s consent solicitation will thus inure to the benefit of those Holders who consent to Newco’s assumption of their Trikon

U.K. Option Scheme Options, because those Holders will receive options to purchase shares of Newco common stock in the Merger, which shares will be publicly traded on Nasdaq.

Regulations 14A, 14C, 14D and 14E

In response to the first portion of the Staff’s comment as to whether Trikon’s solicitation of the consents of the Holders is subject to the proxy and tender offer rules, because the Trikon U.K. Option Scheme Options held by the Holders are securities, Newco concurs that Trikon’s consent solicitation is a tender offer subject to Regulation 14E under the Exchange Act.  However, because the Trikon U.K. Option Scheme Options are not a class of an equity security that is registered pursuant to Section 12 of the Exchange Act, Newco respectfully submits that Trikon’s consent solicitation is not subject to Regulations 14A, 14C or 14D under the Exchange Act.

Rule 13e-4

In response to the second portion of the Staff’s comment as to whether, upon commencement of the offer, New Athletics will be an affiliate of Trikon for purposes of Rule 13e-4 under the Exchange Act, Newco respectfully submits that whether or not New Athletics will be an affiliate of Trikon upon commencement of the offer for purposes of Rule 13e-4, Trikon’s consent solicitation is also subject to Rule 13e-4 because (i) Trikon is an “issuer” as such term is defined in Rule 13e-4(a)(1) and (ii) Trikon’s consent solicitation is an “issuer tender offer” as such term is defined in Rule 13e-4(a)(2).  Newco respectfully submits, however, that  requiring Trikon to comply with the additional filing, disclosure and dissemination requirements of Rule 13e-4 under these particular facts and circumstances would not be in furtherance of the stated purpose of Rule 13e-4—”to ensure that issuer tender offers are conducted in a manner free of . . . deceptive, manipulative and fraudulent acts and practices.”(2)  Newco’s view is based on the following facts:

•                  Trikon is not soliciting the consent of any U.S. person.

•                  Each Holder will be provided with a copy of the proxy statement/prospectus contained in the Registration Statement.  Newco respectfully submits that the proxy statement/prospectus contained in the Registration Statement complies with the requirements of Form S-4 and that each item that would have been required to be disclosed in or filed as an exhibit to a Schedule TO is disclosed in the proxy statement/prospectus that will be delivered to each Holder or filed as an exhibit to the Registration Statement.  We have attached as Exhibit A to this letter a table cross-referencing where each item that would have been required to be disclosed in or filed as an exhibit to a Schedule TO is disclosed in the proxy statement/prospectus that will be delivered to each Holder or filed as an exhibit to the Registration Statement.

(2)          Securities Exchange Act Release No. 34-16112 (August 19, 1979).

•                  Trikon will conduct its consent solicitation in accordance with Regulation 14E under the Exchange Act, providing the Holders with the additional protections afforded thereby.

•                  Trikon’s consent solicitation does not constitute “a fraudulent, deceptive or manipulative act or practice comprehended within the purpose” of Rule 13e-4. (3)

•                  Newco respectfully submits that the exemption of Trikon’s consent solicitation from Rule 13e-4 will not create a precedent that will stimulate requests for additional requests for exemptive relief because the requirement for an acquired company to obtain the consent of its option holders to the assumption of their stock options by the acquiring company in a transaction similar to the Merger is extraordinarily unusual.  As discussed above, almost every employee stock option plan expressly provides that the acquiring company may assume the acquired company’s stock options in a transaction similar to the Merger without the prior consent of the holders thereof.  It is only because of the extreme peculiarity of the Trikon U.K. Option Scheme that Newco is requesting exemptive relief from Rule 13e-4.

Request for Exemptive Relief Pursuant to Rule 13e-4(h)(9)

Although Newco concurs that Trikon’s consent solicitation is subject to Regulation 14E under the Exchange Act and will be conducted by Trikon in accordance therewith, Newco respectfully submits that Trikon’s consent solicitation is not subject to Regulations 14A, 14C or 14D under the Exchange Act.  And although Trikon’s consent solicitation is also subject to Rule 13e-4 under the Exchange Act, for all of the reasons set forth above, Newco respectfully requests the Division of Corporation Finance, pursuant to Rule 13e-4(h)(9), to exempt Trikon’s consent solicitation, either unconditionally or on specified terms and conditions, from Rule 13e-4 as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4.

Please contact John Huber at (202) 637-2242 or the undersigned at (415) 395-8277 at your earliest convenience to discuss the contents of this letter.

Very truly yours,

/s/ Andrew S. Williamson

Andrew S. Williamson
of LATHAM & WATKINS LLP

cc:	Jerauld J. Cutini, Aviza Technology, Inc.
John Macneil, Trikon Technologies, Inc.
John J. Huber, Latham & Watkins LLP
Christopher L. Kaufman, Latham & Watkins LLP
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, Professional Corporation

(3)          See Exchange Act Rule 13e-4(h)(9).

EXHIBIT A

Table Cross-Referencing Items of Schedule TO with the Registration Statement

Item 1. Summary Term Sheet.	Furnished on pages 196-198 of the prospectus as permitted by Item 1.

Item 2. Subject Company Information.

Information responsive to Item 1002(a) of Regulation M-A furnished on cover page of the prospectus and elsewhere throughout. Information responsive to Items 1002(b) and (c) of Regulation M-A furnished on page 196 of the prospectus. Information responsive to Item 1002(d) of Regulation M-A furnished on pages 90 and 196 of the prospectus. Items 1002(e) and (f) of Regulation M-A are inapplicable.

Item 3. Identity and Background of Filing Person.	Information responsive to Item 1003(a) of Regulation M-A furnished on cover page of the prospectus and elsewhere throughout.

Item 4. Terms of the Transaction.	Information responsive to Items 1004(a) and (b) of Regulation M-A furnished on pages 196-198 of prospectus and Annex D thereto.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.	Inapplicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

Information responsive to Items 1006(a) and (b) of Regulation M-A furnished on pages 196-198 of the prospectus. Information responsive to Items 1006(c)(1), (c)(3), (c)(5) and (c)(9) of Regulation M-A furnished on pages 95-138 of the prospectus. Information responsive to Item 1006(c)(4) of Regulation M-A furnished on pages 144-148 of the prospectus. Information responsive to Items 1006(c)(6) and (c)(7) of Regulation M-A furnished on page 126 of the prospectus. Information responsive to Item 1006(c)(10) of Regulation M-A furnished on pages 173-184 of the prospectus.

Item 7. Source and Amount of Funds or Other Consideration.	Inapplicable.

Item 8. Interest in Securities of the Subject Company.	Inapplicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.	Inapplicable.

Item 10. Financial Statements.

Information responsive to Item 1010(a) of Regulation M-A furnished on pages F-1 through F-31 of the prospectus. Information responsive to Item 1010(b) of Regulation M-A furnished on pages 78-88 of the prospectus.

Item 11. Additional Information.	Information responsive to Item 1011(a)(1) of Regulation M-A furnished on pages 157-162 of the prospectus.

Item 12. Exhibits.

Information responsive to Item 1016(a)(1) of Regulation M-A contained in Annex D to the prospectus. The prospectus itself is responsive to Item 1016(a)(4) of Regulation M-A. Information responsive to Item 1016(d) of Regulation M-A filed as Exhibit 10.2 to the Registration Statement. Items 1016(b), (g) and (h) of Regulation M-A are inapplicable.

Item 13. Information Required by Schedule 13E-3.	Inapplicable.

A-1